Exhibit 99.1

Cenovus prepays refining partnership contribution payable

Early payment reduces interest costs

CALGARY, Alberta (April 1, 2014) — Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has prepaid its US$2.7 billion partnership contribution payable to WRB Refining LP of which Cenovus is a 50% owner.  This resulted in a net cash payment of approximately US$1.35 billion from Cenovus.

With the creation of WRB Refining in 2007, Cenovus’s U.S. partner, Phillips 66, contributed the Wood River and Borger refineries and Cenovus contributed a note payable of US $7.5 billion.  The note had a 10-year amortization period that required quarterly payments of principal and interest and was due to expire in 2017.

“The partnership contribution payable carried an interest rate in excess of what we could earn on the cash used to make the prepayment,” said Ivor Ruste, Executive Vice-President & Chief Financial Officer. “The early payment will result in savings on interest costs that would have been paid over the next three years.”

In order to fund the prepayment, Cenovus used the net proceeds of approximately US$1.4 billion it received in December when ConocoPhillips, its oil sands partner, elected to prepay the partnership contribution receivable owing to the Foster Creek/Christina Lake (FCCL) Partnership, which is 50% owned by Cenovus. The partnership includes the Foster Creek, Christina Lake and Narrows Lake steam-assisted gravity drainage (SAGD) operations in northern Alberta.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $29 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS: Investor Relations Susan Grey Director, Investor Relations 403-766-4751 Graham Ingram Senior Analyst, Investor Relations 403-766-2849	Media Reg Curren Senior Advisor, Media Relations 403-766-2004 General media line 403-766-7751

Anna Kozicky Senior Analyst, Investor Relations 403-766-4277 Bill Stait Senior Analyst, Investor Relations 403-766-6348